June 7, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OS Therapies Incorporated Amendment No. 1 to Registration Statement on Form S-1 File No. 333-279839

Ladies and Gentlemen:

On behalf of OS Therapies Incorporated, a Delaware corporation (the “Company”), we hereby submit through EDGAR for filing with the U.S. Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended, one complete copy of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”), relating to a proposed public offering of shares of the Company’s common stock, including a copy of the exhibits listed in the Amendment as filed therewith.

We wish to inform the staff of the Commission that the principal changes reflected in the Amendment from the initial registration statement filed with the Commission on May 30, 2024 (the “Initial Filing”) are (i) updated disclosure relating to the filing of a certificate of amendment to the Company’s third amended and restated certificate of incorporation (the “Charter Amendment”) for the 1-for-2 reverse stock split of the Company’s outstanding shares on June 4, 2024 and (ii) an updated Exhibit 3.2 for the Charter Amendment.

The Amendment does not reflect any changes in the securities to be offered or the terms of the offering. There were no outstanding comments from the staff following the Initial Filing.

As we have previously advised the staff, the Company and the lead underwriter would like to submit requests for acceleration of effectiveness of the Company’s registration statement as soon as Monday, June 10, 2024 in order to have it declared effective by the Commission on or about Thursday, June 13, 2024. The Company appreciates the staff’s review of the Amendment with this expedited timing.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the New Registration Statement, please do not hesitate to contact me (tel.: (212) 451-2234) or Paul A. Romness, MPH, the Company’s Chief Executive Officer (tel.: (410) 297-7793).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

Enclosures

cc:	Jimmy McNamara, Esq., U.S. Securities and Exchange Commission

Mr. Paul A. Romness, MPH
Mr. Christopher P. Acevedo